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EXHIBIT 1

WAVECOM SA

Capital: euros 15,342,789
Registered offices: 3, esplanade du Foncet
92442 Issy-les-Moulineaux Cedex
RCS Nanterre 391.838.042

ARTICLES OF ASSOCIATION ("STATUTS") AS OF FEBRUARY 6, 2004

ENGLISH VERSION

(Unofficial translation/Information purposes only)

ARTICLE 1—LEGAL FORM

        The owners of the shares created hereby and the shares which may be created afterwards constitute a corporation (Société anonyme) which is governed by the provisions of the French Commercial Code and by these articles of association.

ARTICLE 2—CORPORATE NAME

        The name of the company is: WAVECOM

        In all deeds and documents emanating from the company and addressed to third parties, this name must always be preceded or immediately followed by the words "société anonyme" or the initials "SA" and by the mention of the amount of the capital.

ARTICLE 3—CORPORATE PURPOSES

        The objects of the company are, in France and abroad:

—
fundamental and applied research, the development of systems and products in the areas of radio-transmission, radio-communication, telecommunications, electronics and data processing markets.

        Within these sectors:

—
the design, manufacturing and commercialization of components, products and software,

—
any provision of services,

—
the registration and exploitation of patterns, patents, trademarks, and manufacturing processes,

—
the establishment, organization, and delivery of lectures, seminars, debates, conferences and more generally of any activity relating to training schemes,

—
the publishing of books, newspapers, information bulletins, articles and the distribution of any audio-visual aids,

—
the direct or indirect holding of shares within any existing companies or companies to be set up, the business purposes of which is linked, related or similar to that of the company,

—
and more generally, any industrial, commercial, financial, civil, personal property or real estate operations directly or indirectly linked to the business purposes hereabove stated or related or similar to business purposes or likely to facilitate the performance or development thereof.

ARTICLE 4—REGISTERED OFFICE

        The registered office of the company is at:

3, esplanade du Foncet
92442—Issy-les-Moulineaux Cedex
France

        It may be transferred to any other place within the same district (département) or any adjacent district by decision of the Board of Directors subject to the ratification of this decision by the next ordinary general meeting of the shareholders. It may also be transferred to any other place pursuant to a resolution of the extraordinary general meeting.

        If the transfer is decided by the board, the latter is authorized to proceed with the requested formalities of publication and registration provided it mentions that the transfer is subject to the abovementioned ratification.

ARTICLE 5—DURATION

        The duration of the company shall be of ninety nine (99) years from the date of registration with the Registry of Commerce and Companies, except in the event of early dissolution or extension decided by the extraordinary general meeting.

ARTICLE 6—CAPITAL

        The capital of the company amounts to 15,342,789 Euros.

        It is divided into 15,342,789 shares of 1 Euro each, all subscribed and entirely paid up.

        Mr. Bernard Gilly is receiving special benefits as a result of the grant by each of the shareholders' meetings of March 15th, 2000 and June 29th, 2001 of 15,000 warrants, each warrant entitling its holder to subscribe to one share; said benefit consists of the grant of free warrants and the use of a fixed strike price per share, which is the average market value of a share for the last twenty business days prior to March 14th, 2000 and June 28th, 2001.

        Mr. Stephen Imbler is receiving special benefits as a result of the grant by each of the shareholders' meetings of June 27th, 2000 and June 29th, 2001 of 15,000 warrants, each warrant entitling its holder to subscribe to one share; said benefit consists of the grant of free warrants and the use of a fixed strike price per share which is the average market value of a share for the last twenty business days prior to June 26th, 2000 and June 28th, 2001.

        Mr. Bernard Gilly is receiving special benefits as a result of the grant by each of the shareholders' meetings of June 17, 2002 of 10,000 warrants, each warrant entitling its holder to subscribe to one share; said benefit consists of the grant of free warrants and the use of a fixed strike price per share, which is the average market value of a share for the last twenty business days prior to June 16, 2002. He is also receiving special benefits as a result of the grant by each of the shareholders' meetings of May 22 2003 of 10,000 warrants,, each warrant entitling its holder to subscribe to one share; said benefit consists of the grant of free warrants and the use of a fixed strike price per share, which the higher of the two following values: (a) the average market value of a share for the last twenty business days prior to May 22, 2003 and (b) market value at the closing of the day prior to the shareholders meetings of May 22, 2003.

        Mr. Stephen Imbler is receiving special benefits as a result of the grant by each of the shareholders' meetings of June 17, 2002 of 10,000 warrants, each warrant entitling its holder to subscribe to one share; said benefit consists of the grant of free warrants and the use of a fixed strike price per share, which is the average market value of a share for the last twenty business days prior to June 16, 2002. He is also receiving special benefits as a result of the grant by each of the shareholders' meetings of May 22 2003 of 10,000 warrants,, each warrant entitling its holder to subscribe to one share; said benefit consists of the grant of free warrants and the use of a fixed strike price per share, which the higher of the two following values: (a) the average market value of a share for the last twenty business days prior to May 22, 2003 and (b) market value at the closing of the day prior to the shareholders meetings of May 22, 2003.

        Mr. Anthony Maher is receiving special benefits as a result of the grant by each of the shareholders' meetings of May 22 2003 of 20,000 warrants,, each warrant entitling its holder to subscribe to one share; said benefit consists of the grant of free warrants and the use of a fixed strike price per share, which the higher of the two following values: (a) the average market value of a share for the last twenty business days prior to May 22, 2003 and (b) market value at the closing of the day prior to the shareholders meetings of May 22, 2003.

ARTICLE 7—FORM AND TRANSFER OF SHARES—IDENTIFICATION OF SHAREHOLDERS

7.1

        The shares which are entirely paid up may be either nominative or bearer shares at the shareholder's discretion, however subject to the legal texts in force concerning the form of the shares held by certain individuals or legal bodies.

        They are registered into account in accordance with the conditions and modalities provided for by applicable law and regulations.

        Nevertheless, certificates or documents certifying shares may be created in the conditions provided for by the law.

        The shares registered into account are freely transferable from account to account.

        For the transfer of shares, the transferee needs to be accepted only if the shares are not entirely paid up yet.

        The costs for the transfer shall be borne by the transferees.

        The shares which are not freed from payable payments cannot be transferred.

7.2

        Any person—individual or legal, acting alone or jointly—who acquires—directly or indirectly, through one or several legal bodies, in or over which it has control, as defined by article L.233-3 of the French Commercial Code—a percentage equal to 5% of the stock capital or the voting rights, or any multiple of this percentage, must inform the company of the total number of shares or voting rights it possesses by way of a registered mail (with acknowledgement of receipt) sent to the registered office within fifteen days starting from the reaching of one of these thresholds.

        This duty of information shall apply whenever the percentage of stock capital or voting rights falls below one of the above mentioned thresholds.

        Whenever these rules are not abided by and upon request of one or several shareholder(s) possessing more than 5% of the stock capital or voting rights, the shares or certificates of voting rights in excess of the percentage which should have been declared, are deprived from the voting right for all shareholders meetings to be held until the expiration of a two-year period following the date of regularization of the notice.

7.3

        If a shareholder is not a resident of France, (pursuant to article 102 of the French Civil Code), an agent can be registered on his behalf, either under one collective account or several individual accounts for each shareholder.

        Upon opening an account, the registered agent has to declare either to the company or the agreed financial agent, its quality of agent acting for third parties, as referred to in the provisions fixed by decree.

7.4

        As regards the bearer shares, the company may, pursuant to the laws and regulations in force, ask any authorized body, or any body in charge of the compensation of shares—at any time and against payment of fees—the name (or if it is a legal body, the company's name), nationality, date of birth (or date of incorporation) and address of shareholders conferring immediately or after, the right to vote in its shareholders meetings, as well as the number of shares held by each of them, and, if any, the restrictions applicable to these shares.

        All information will be collected by the body above mentioned from its affiliated account holders, and be reported to it within a delay fixed by decree. This information will then be transmitted to the company within a five-day period from its reception.

        After the procedure provided for in the preceding paragraphs has been implemented, and considering the information supplied to it by the body above mentioned, the company, either directly or through such body, will be entitled to ask to the persons mentioned in such list and which the company considers to be registered on behalf of third parties, all information concerning the holders of shares, as referred as to the first paragraph of this article.

7.5

        As regards the nominative shares giving immediate or deferred access to the capital, the agent registered in accordance with article 7.3 hereof, must, within a delay fixed by Conseil d'Etat decree, reveal the shareholders' identity, upon first demand from the company or its agent.

7.6

        In any case, any legal body holding more than 2.5% of the company's voting rights has to reveal to the company, upon first demand, the identity of any individual or legal person holding directly or indirectly the third part of its stock capital or of its voting rights.

ARTICLE 8—RIGHTS AND OBLIGATIONS ATTACHED TO THE SHARES

        The rights and obligations remain attached to the share and are transferred to whoever may own the share.

        The property of a share is necessarily associated with the adhesion of the shareholder to the company's articles of association, and to the decisions of the shareholders meetings.

        In addition to the voting right provided for by law, each share grants a right to a share in the profits, the company's assets and the liquidation premium in proportion to the number of shares and the face value of the existing shares.

        Each time it shall be necessary to hold several shares or securities in order to exercise a right, the shareholders will make their own business of grouping the necessary number of shares or securities.

        In accordance with the conditions provided for by article L.228-19 of the French Commercial Code, the company may request to purchase back either the totality of its own preferred shares without voting rights or certain categories of them, each category being determined by the date of issuance.

ARTICLE 9—PAYING UP OF THE SHARES

        The payment in cash of shares subscribed because of an increase in capital shall be made as decided by the extraordinary general meeting.

        The initial payment shall not amount to less than (i) at the time of the subscription, half the face value of the shares and (ii) at the time of an increase in capital, a quarter of the face value of the shares. It includes—if any—the totality of the share issuance premium.

        The remainder shall be paid up at the request of the Board of Directors in one or several time(s) within a five-year period from the date when the increase in capital has been completed.

        The called portions and the date at which the matching sums shall be paid are notified to each shareholder at least fifteen days before the date when these sums are due.

        Any delay in the payment of the sums due shall automatically give rise to an interest at the legal rate in commercial matters increased by three points, calculated day per day on a basis of three hundred and sixty days (360), commencing on due date, without prejudice to the personal proceedings that the company may take against the defaulting shareholder and to the forced measures of enforcement provided by law.

ARTICLE 10—BOARD OF DIRECTORS

        The company is managed by a Board of Directors made up of individuals or legal persons whose number is determined by the ordinary shareholders meeting within the limits provided for by the law.

        A legal entity must, at the time of its appointment, designate an individual who will be its permanent representative at the Board of Directors. The duration of the office of this permanent representative is the same as that of the director legal body he represents. In the event the legal body revokes its permanent representative, it must replace said representative immediately. The same rules apply in case of death or resignation of the permanent representative.

        Each director must own at least one share during his term of office. However there is no minimal obligation if the director is, at the same time, linked to the company with an employment contract.

        If—at the time of his/her appointment—the director does not own the requested number of shares or if during his/her term, he/she no longer owns the requested number of shares, he/she is considered to have automatically resigned, if he/she has failed to regularize his/her situation within three months.

        The directors' term of office is for three years; one year being the period in between two consecutive annual ordinary general meetings. The office of a director shall terminate at the end of the ordinary general meeting of shareholders which meets on the accounts of the preceding fiscal year and is held in the year during which the office of said director comes to an end.

        The board renews itself on a rotating basis so that this renewal be as equal as possible and in any case be completely achieved for each period of three years. The renewal takes place by rank of seniority. However, if need be, the shareholders meeting may decide that the order of departure is determined by drawing lots during a board meeting.

        The directors may always be re-elected, they may also be revoked at any time by the ordinary shareholders meeting.

        An individual person cannot be entitled to hold more than five director offices in companies registered in France; the offices held in controlled companies (as defined by article L. 233-16 of the French Commercial Code) by the company (WAVECOM), are not taken into account for the purpose hereof.

        In case of death or resignation of one or several director(s), the Board of Directors may make (a) provisional appointment(s), even between two shareholders meetings.

        The provisional appointments made pursuant to the previous paragraph shall be ratified by the soonest ordinary shareholders meeting.

        Failing ratification, the resolutions and acts completed beforehand by the board remain nonetheless valid.

        When the number of directors has fallen below the requested minimum number, the remaining directors shall summon immediately the ordinary shareholders meeting, with a view to reach the full complement of the board.

        The director who has been appointed in replacement of another director whose office has not expired remains in office only for the remaining duration of the office of his predecessor.

        An employee of the company may be appointed as a director. His/her contract of employment must however correspond to an effective work. In this case, he does not lose the benefit of his employment contract.

        The number of directors who are linked to the company with an employment contract can exceed neither one third of the directors in office nor five persons.

        The directors cannot be more than sixty five years old. In case one of the directors reaches this limit during his/her office, the oldest director is automatically considered as having resigned at the closest ordinary shareholders meeting.

ARTICLE 11—MEETINGS OF THE BOARD

11.1

        The meetings of the Board of Directors take place as often as the interests of the company require.

11.2

        The chairman summons the directors to the meetings of the board. The notification of the meetings may be made by all means, whether oral or written.

        Furthermore, if there has not been a board meeting for two months, members of the board representing at least one third of the members of the board, or the Chief Executive Officer, may validly summon the board. In such a case, they must indicate the agenda for the meeting.

        In case a Workers Council exists, the representatives of this committee—appointed pursuant to the Labour Code—must be invited to every meeting of the board.

        The meeting takes place either at the registered office or at any other place in France or abroad.

11.3

        For the resolutions of the Board of Directors to be valid, at least half of its members must be present.

        Within the limits set out by article L. 225-37, paragraph 3 of the French Commercial Code and subject to (i) the issuance of the application decrees and (ii) the setting up of internal rules, the board will be entitled to take into account for its quorum and majority rules, the participation of directors by means of videoconference.

        Any decision granting options to purchase new or existing shares of the Company to a director who is also an employee, to the president or to the Chief Executive Officer of the company (when he is also a director), within the framework of an authorization given by the extraordinary shareholders meeting, pursuant to articles L. 225-177 et seq. of the French Commercial Code, shall be taken by a majority vote among the directors who are present or represented. The concerned director as well as any other director who may be granted similar options cannot take part in the vote.

        The resolutions of the board shall be taken at a majority vote; in case of a split decision, the president has casting vote.

11.4

        Any director may grant a proxy—even by letter, telegram, telex or fax—to any other director to represent him/her at a board meeting; however, each director is not allowed to have more than one proxy per meeting.

11.5

        The copies or abstracts of the minutes of the Board of Directors are certified by the chairman of the board, a Chief Executive Officer, the director temporarily delegated in the duties of president or by a representative duly authorized for that purpose.

ARTICLE 12—POWERS OF THE BOARD

        The Board of Directors defines the orientations of the company's activity and supervises their implementation. Within the limits set out by the corporate purpose, and the powers expressly granted by law to the general shareholders meetings, the board may deliberate upon the business of the company and take any decisions thereabout.

ARTICLE 13—GENERAL MANAGEMENT OF THE COMPANY—CHAIRMAN

        The board elects one of its members as chairman of the board, who is compulsorily an individual. The board determines the duration of the office of the chairman: it cannot exceed that of the office of a director. The board may revoke the chairman at any time. The remuneration of the chairman is decided by the Board of Directors.

        The chairman represents the board and organizes its works. The general shareholders meeting must be informed of these works, by the chairman. The chairman is responsible for the good functioning of the company's organs and, in particular, has to check the ability of the board members to perform their mission.

        Pursuant to article 706-43 of the French criminal proceedings Code, the chairman may validly delegate to any person he/she chooses the powers to represent the company within the framework of criminal proceedings which might be taken against the company.

        The chairman cannot be over 65 years old. In case the chairman would reach this limit during his/her office, he/she would automatically be considered as having resigned. However, his/her office is extended until the closest Board of Directors meeting, during which his successor shall be appointed. Subject to this provision, the chairman of the board may always be re-elected.

ARTICLE 13 bis—CHIEF EXECUTIVE OFFICER

        The general management of the company is performed, under his responsibility, either by the chairman of the board or by another individual, elected by the board and bearing the title of Chief Executive Officer.

        The choice between these two methods of management belongs to the board and must be made as provided for by these bylaws.

        Shareholders and third parties will be informed of this choice in the conditions established by a decree.

        The Chief Executive Officer is vested with the most extensive powers to act under all circumstances on behalf of the company, within the limits set out by the corporate purpose, and subject to the powers expressly granted by law to the Board of Directors and the general meeting.

        The Chief Executive Officer represents the company towards the third parties. The company is bound by the acts of the Chief Executive Officer overcoming the corporate purpose, unless it proves that the third party knew such act overcame the corporate purpose or could not ignore so in light of the circumstances; the sole publication of the bylaws not being enough to constitute a sufficient evidence thereof.

        The remuneration of the Chief Executive Officer is decided by the Board of Directors. The Chief Executive Officer can be revoked at any time by the Board of Directors. If this revocation is not justified, damages can be allocated to the Chief Executive Officer, excepted when the Chief Executive Officer is also the chairman of the board.

        The Chief Executive Officer shall not hold another Chief Executive Officer mandate in a company located in France except if (i) this company is controlled (as referred to in article L. 233-16 of the French Commercial Code) by the company (WAVECOM) and (ii) if this controlled company's shares are not quoted on a regulated market.

        The Chief Executive Officer cannot be over 65 years old. In case the Chief Executive Officer would reach this limit during his/her office, he/she would automatically be considered as having resigned. However, his/her office is extended until the closest Board of Directors meeting, during which his/her successor shall be appointed.

ARTICLE 14—DEPUTY CHIEF EXECUTIVE

        Upon the Chief Executive Officer's proposal, the Board of Directors may appoint one or several individual(s) as deputy chief executive(s) with the aim of assisting the Chief Executive Officer.

        The deputy chief executive may be revoked at any time by the board, upon proposal of the Chief Executive Officer.

        In agreement with the Chief Executive Officer, the Board of Directors shall determine the scope and duration of the powers delegated to the deputy chief executive. The remuneration of the deputy chief executive is decided by the Board of Directors.

        Towards third parties, the deputy chief executive has the same powers as the Chief Executive Officer, among which the ability to represent the company in court.

        The deputy Chief Executive Officer cannot be over 65 years old. In case the deputy Chief Executive Officer would reach this limit during his/her office, he/she would automatically be considered as having resigned. However, his/her office is extended until the closest Board of Directors meeting, during which his/her successor shall be appointed.

        In any case, the maximum number of deputy chief executive(s) cannot exceed five.

ARTICLE 15—AGREEMENTS SUBJECT TO AUTHORIZATION

15.1

        Securities, endorsement of drafts and guarantees provided for by the company shall be authorized by the Board of Directors in compliance with the conditions provided for by the law.

15.2

        Any agreement to be entered into—either directly or indirectly or through an intermediary—between the company and one of its directors, Chief Executive Officer or deputy chief executive, one of its shareholders holding more than 5% of the voting rights or, if it is a company, the company controlling it (as referred to in the article L. 233-3 of the French Commercial Code) is subject to a prior authorization of the Board of Directors. The same authorization applies to the agreements in which these persons are directly or indirectly interested.

        Such prior authorization is not required for agreements concerning usual operations which have been entered into on usual conditions. However, such agreements have to be reported to the chairman by the concerned person. Furthermore, the lists and the purposes of these agreements shall be communicated by the chairman to the Board of Directors and to the statutory auditors.

        The same shall apply for agreements between the company and another company, whenever one of the directors, Chief Executive Officer(s) or deputy chief executive(s) of the company is the owner, a partner with unlimited liability, a manager, director, Chief Executive Officer, member of the management committee (directoire) or supervisory board (conseil de surveillance) of said company.

        This prior authorization of the Board of Directors is required pursuant to the conditions provided for by law. It being specified that said director shall not be taken into account for the quorum calculation and that his/her vote shall not be taken into consideration for the calculation of the majority.

ARTICLE 16—PROHIBITED AGREEMENTS

        Directors who are not legal bodies are prohibited from taking out loans from the company, under any form whatsoever, from getting an overdraft on a current account or otherwise, and benefiting from a guarantee from the company for the agreements they have entered into with third parties.

        The same prohibition applies to Chief Executive Officers, deputy Chief Executive Officers and to permanent representatives of the directors legal bodies. It also applies to spouses, ascendants and descendants of the persons referred to in the previous paragraph, as well as to any interposed person.

ARTICLE 17—STATUTORY AUDITORS

        Audits of the company shall be carried out, as provided for by law, by one or several statutory auditor(s) who fulfill(s) the eligibility conditions. When the legal conditions are met, the company shall appoint two statutory auditors at least.

        Each statutory auditor is appointed by the ordinary shareholders meeting.

        The ordinary shareholders meeting appoints one or several substitute statutory auditor(s) to replace the auditor(s) who has/have tenure in case of refusal, impediment, resignation or death.

        In case the ordinary shareholders meeting fails to elect a statutory auditor, any shareholder may require that an auditor be judicially appointed, the chairman of the Board of Directors having been duly called. The office of the judicially appointed auditor shall expire when the ordinary shareholders meeting of shareholders has appointed the statutory auditor(s).

ARTICLE 18—SHAREHOLDERS MEETINGS

        The general meetings of shareholders shall be convened and held as provided for by law.

        In case of emergency, the Workers Council may go to court in order to ask for the appointment of an agent who will be in charge of convening the general shareholders meeting.

        The Workers Council may also require the registration of resolutions proposals on the agenda.

        Two members of the Workers Council, one from the cadres techniciens et agents de maîtrise category, and one from the employés et ouvriers category, may be appointed by the committee in order to assist to the shareholders meetings. Upon their demand, they must be listened to during for all deliberations requiring an unanimous vote from the shareholders.

        The shareholders meetings are held at the registered office or at any other place mentioned in the convening notices.

        The right to participate to the meetings is subject:

—
with respect to owners of nominative shares, to the registration of the shares under the name of the shareholder on the company registries at least one working day before the date of the shareholders meeting,

—
with respect to owners of bearer shares, to the deposit—at least one working day before the date of the shareholders meeting, in the conditions provided for in article 136 of the decree of March 23rd, 1967, at the place indicated in the notification of the meeting—of a certificate delivered by their account keeper and certifying the indisponibility of the shares registered in account until the date of the meeting.

        In case the shareholder does not personally attend the meeting, the latter may choose one of the three following possibilities:

—
to give a proxy to another shareholder or to his/her spouse, or

—
to vote by mail, or

—
to address a proxy to the company without indicating any mandate in the conditions provided for by the applicable laws and regulations.

        The meetings are presided over by the chairman of the Board of Directors or, if he/she is absent, by a director duly delegated for that purpose by the board. Otherwise, the assembly elects its own president.

        The duties of canvasser are carried out by the two members who are present, who accept these duties and who enjoy the greatest number of votes. The officers of the meeting appoint the secretary who may not be a shareholder.

        An attendance sheet is drawn up, in accordance with the law.

        The ordinary shareholders meeting can make valid resolutions only if the shareholders who are present or represented upon first convening notice hold at least one fourth of the voting shares. Upon second convening notice, it may take valid resolutions, no matter how many shareholders are present or represented.

        The resolutions of the ordinary shareholders meeting shall be carried out at the majority vote of the shareholders who are present or represented.

        The extraordinary shareholders meeting can make valid resolutions only if the shareholders who are present or represented upon first convening notice hold at least one third of the voting shares. Upon second convening notice, the extraordinary shareholders meeting can make valid resolutions only if the shareholders who are present or represented hold at least one fourth of the voting shares.

        The resolutions of the extraordinary shareholders meeting shall be taken at a two-third majority of the shareholders who are present or represented.

        The minutes of the meeting are drawn up and the copies or extracts thereof are validly certified by the president of the board, a director carrying out the duties of a general manager or by the secretary of the meeting.

        Ordinary and extraordinary meetings shall carry out their respective powers under the conditions provided for by the law.

ARTICLE 19—FISCAL YEAR

        Each financial year is of one year beginning on January 1st and ending on December 31st.

ARTICLE 20—PROFIT—LEGAL RESERVE FUND

        Out of the profit of any fiscal year—reduced by prior losses, if any—an amount equal to at least 5% thereof is first deducted in order to form the legal reserve fund provided by law. This deduction is no longer required when the legal reserve fund amounts to one tenth of the capital of the company.

        The distributable profit is the profit of a fiscal year, reduced by prior losses and by the funds injected into the reserves as provided for by the previous paragraph, increased by the profits carried forward.

ARTICLE 21—ALLOCATION AND DISTRIBUTION OF PROFITS

        If the accounts of the fiscal year, as approved by the ordinary shareholders meeting, show a distributable profit, as defined by law, the ordinary shareholders meeting decides to allocate it either to one or several reserve fund(s) for a use which it shall determine, to carry it forward or to distribute it as dividends.

        The shareholders meeting may decide upon the distribution of amounts paid out of reserves which it may dispose of, and shall explicitly designate the reserves from which the payments were made. However, the dividends shall be set off by priority on the distributable profit of the fiscal year.

        The shareholders meeting shall determine the terms of payment of dividends; for want of such a determination, these terms shall be determined by the Board of Directors.

        However the payment of the dividends shall take place within a maximum period of nine months following the closing date of the fiscal year.

        When deciding upon the results of the year, the shareholders meeting may grant to each shareholder, for all or part of the distributable dividend, an option between payment in cash or in shares.

        In the same way, the ordinary shareholders meeting, deciding pursuant to the conditions set up in article L. 232-12 of the French Commercial Code may grant to each shareholder an advance on dividends and—for all or part of said advance—an option between payment of the advance in cash or in shares.

        The offer of payment in shares, the price and conditions of issuance of these shares, as well as the request for payment in shares, the conditions of completion of the increase of capital share are governed by laws and regulations in force.

        When a balance sheet, which has been drawn up during or at the end of the fiscal year, and certified by the statutory auditor(s), shows that the company, since the closing of the previous fiscal year, after making the necessary depreciations and provisions and deducting the prior losses, if any, as well as the amounts which are to be allocated to the reserve fund provided for by law or by these bylaws and taking into account the profits carried forward, has made profits, the Board of Directors may decide to distribute interim dividends prior to the approval of the accounts of the fiscal year; it may also determine their amount and the date when they should be distributed. The amount of such interim dividends cannot exceed the amount of the profits as defined in this paragraph. In such a case, the Board of Directors shall not be able to use the option described in the above mentioned paragraphs.

ARTICLE 22—ACCELERATED DISSOLUTION

        The extraordinary shareholders meeting may, at any time, decide the accelerated dissolution of the company.

ARTICLE 23—EQUITY INFERIOR TO HALF OF THE SHARE CAPITAL

        If—as a consequence of the losses showed by the company's accounts, the net assets (capitaux propres) of the company are reduced below one half of the stock capital of the company, the Board of Directors must, within four months from the approval of the accounts showing this loss, convene an extraordinary general meeting of shareholders in order to decide whether the company should be dissolved before its statutory term.

        If the dissolution is not declared, the stock capital must—at the latest at the closing of the second fiscal year following that which has showed the losses and subject to the legal provisions concerning the minimum capital of sociétés anonymes be reduced by an amount at least equal to the losses which could not be charged on reserves, if during that period the net assets have not been restored up to an amount at least equal to one half of the capital.

        Failing a meeting of the shareholders meeting as well as when the meeting has not been able validly to take its resolutions, any person with an interest to do so may file a claim before a court for the dissolution of the company.

ARTICLE 24—CONSEQUENCES OF THE DISSOLUTION—LIQUIDATION

        The company is in liquidation at the time of its dissolution, whatever the reason. Its legal personality remains for the needs of the liquidation until it is closed.

        During the liquidation, the general meeting keeps the same powers as when the company existed.

        The shares remain negotiable until the liquidation is closed.

        The dissolution of the company is opposable to third parties only as from the date when the dissolution is published at the Registry of Commerce and Companies.

ARTICLE 25—APPOINTMENT OF LIQUIDATORS—POWERS

        Upon expiration of the duration of the company or in case of accelerated dissolution, a general shareholders meeting shall decide the terms and conditions of liquidation and appoint one or several liquidator(s) whose powers shall be determined by the general meeting. The liquidator(s) will exercise his/her their duties according to the law. The appointment of the liquidators puts an end to the office of the directors, the chairman, the Chief Executive Officer and deputy Chief Executive Officer.

ARTICLE 26—LIQUIDATION

        After payment of the liabilities, the net assets remaining are first used to repay to the shareholders the amount of capital paid for their shares which has not been amortized.

        Any excess, if any, shall be divided between all shares.

        The shareholders are convened at the end of the liquidation operations in order to decide upon the definitive balance, the discharge of the liquidators and to record the closing of the liquidation.

        The closing of the liquidation is published in accordance with the law.

ARTICLE 27—NOTICES

        All notices required or permitted under these articles of association shall be delivered by registered mail, with acknowledgement of receipt, or by a process server. Simultaneously, a copy shall be sent to the addressee by ordinary mail.

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ARTICLES OF ASSOCIATION